SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)
31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota (Address of principal executive offices)	55402 (Zip Code)
Patricia M. Child
U.S. Bank National Association
209 South LaSalle Street, Suite 300
Chicago, IL 60604
(312) 325-8902
(Name, address and telephone number of agent for service)
NISSAN AUTO LEASE TRUST 2006-A
(Issuer with respect to the Securities)
NISSAN AUTO LEASING LLC II
(Originator of the Note Issuer and Transferor of the SUBI Certificate to the Note Issuer)
NILT TRUST
(Transferor of the SUBI Certificate to Nissan Auto Leasing LLC II)
NISSAN-INFINITI LT
(Issuer with respect to the SUBI Certificate)
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction	Nissan Auto Leasing LLC II 95-4885574
of incorporation or organization)	NILT Trust 52-6935346
Nissan-Infiniti LT 33-6266449 Nissan Auto Lease Trust 2006-A 51-6581442 (IRS Employer Identification No.)
BellSouth Tower
333 Commerce Street
Nashville, TN 37201-1800
615-725-1127
(Address, including zip code and telephone number,
Including area code of principal executive offices of Nissan Auto Lease Trust 2006-A,
Nissan Auto Leasing LLC II, NILT Trust and Nissan-Infiniti LT)
Asset Backed Notes
(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.
a)	Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency Washington, D.C.

b)	Whether it is authorized to exercise corporate trust powers.

Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.
1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business.*

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.	A copy of the existing bylaws of the Trustee.*

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of June 30, 2006 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.
*	Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 9th of November, 2006.

By:	/s/ Patricia M. Child
Patricia M. Child
Vice President

By:	/s/ Nancie J. Arvin
Nancie J. Arvin
Vice President

3